Corporations Section
P.O.Box 13697
Austin, Texas 78711-3697



Carlos H. Cascos
Secretary of State

Office of the Secretary of State
Packing Slip

July 19, 2016
Page 1 of 1

Attn: Matthew Lipton
Matthew Lipton
5909 Luther Lane #1900
Dallas, TX 75225

Batch Number: **68045355**

Client ID: **502129322**

Batch Date: **07-18-2016**

Return Method: **Email**

Document Number	Document Detail	Number / Name	Page Count	Fee
680453550002	**Certificate of Formation**	**The Mosquito Experts, LLC**	**2**	**$300.00**
680453550003	**Name Availability**	**The Mosquito Experts, LLC**		**$0.00**
680453550004	**Name Availability**	**The Mosquito Experts, LLC**		**$0.00**
680453550005	**Convenience Fee**			**$8.10**
			Total Fees:	**$308.10**

Payment Type	Payment Status	Payment Reference	Amount
Credit Card	**Accepted**	**************4908**	**$308.10**
		Total:	**$308.10**

Total Amount Charged to Client Account: **$0.00**
(Applies to documents or orders where Client Account is the payment method)

Note to Customers Paying by Client Account: This is not a bill. Payments to your client account should be based on the monthly statement and not this packing slip. Amounts credited to your client account may be refunded upon request. Refunds (if applicable) will be processed within 10 business days.

User ID: WEBSUBSCRIBER